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                                                     -------------------------
                                                            OMB APPROVAL
                                                     -------------------------
                           UNITED STATES             OMB Number:     3235-0145
                 SECURITIES AND EXCHANGE COMMISSION  Expires: October 31, 1997
                      WASHINGTON, D.C.  20549        Estimated average burden
                                                     hours per response..14.90
                                                     -------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.         8         )*

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                            ADVANCED MAGNETICS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00753P 10 3
                        ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                 Page 1 of 5 pages
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CUSIP NO.    00753P 10 3                13G       Page __2__ of  __5__ Pages
         ---------------
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Marlene Kaplan Goldstein           ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /  /
                                                                    (b) /  /

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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        No Change

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                5       SOLE VOTING POWER
                         683,137
 NUMBER OF      --------------------------------------------------------------
  SHARES        6       SHARED VOTING POWER
BENEFICIALLY             14,500
 OWNED BY       --------------------------------------------------------------
   EACH         7       SOLE DISPOSITIVE POWER
 REPORTING               683,137
  PERSON        --------------------------------------------------------------
   WITH         8       SHARED DISPOSITIVE POWER
                         14,500
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           697,637
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        /  /
           SEE ITEM 4(a)
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.3%
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12      TYPE OF REPORTING PERSON *

           NO CHANGE
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO.    00753P 10 3                13G       Page __3__ of  __5__ Pages
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ITEM 1 (a).     NAME OF ISSUER:
-----------     ---------------

                Advanced Magnetics, Inc.

ITEM 1 (b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
-----------     ------------------------------------------------
                725 Concord Avenue
                Cambridge, MA  02138

ITEM 2 (a).     NAME OF PERSON FILING:
-----------     ----------------------

                Marlene Kaplan Goldstein

ITEM 2 (b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
-----------     ------------------------------------------------------------

                c/o Advanced Magnetics, Inc.
                725 Concord Avenue
                Cambridge, MA  02138

ITEM 2 (c).     CITIZENSHIP:
-----------     ------------

                United States

ITEM 2 (d).     TITLE OF CLASS OF SECURITIES:
-----------     -----------------------------

                Common Stock, $.01 Par Value

ITEM 2 (e).     CUSIP NUMBER
-----------     ------------

                00753P 10 3

ITEM 3.         STATUS IF FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):
-------         -------------------------------------------------------

                Inapplicable

ITEM 4.         OWNERSHIP:
-------         ----------

                (a)  Amount Beneficially Owned:

                     697,637. This amount does not include 668,422 and 125,730 shares owned by spouse and daughters, respectively, as to which beneficial ownership of such shares is disclaimed.

                (b)  Percent of Class:

                     10.3% (based on 6,754,328 shares of Common Stock reported by the Company's transfer agent as outstanding at the close of business on December 8, 1995)
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CUSIP NO.    00753P 10 3                13G       Page __4__ of  __5__ Pages
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                (c)  Number of Shares as to which such person has:

                     (i)   sole power to vote or direct the vote 683,137.

                     (ii)  shared power to vote or to direct the vote 14,500.

                     (iii) sole power to dispose or to direct the disposition of
                           683,137.

                     (iv) shared power to dispose or to direct the disposition of 14,500.

ITEM (5).       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
---------       ---------------------------------------------

                Inapplicable.

ITEM (6).       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
---------       ---------------------------------------------------------------

                Inapplicable.

ITEM (7).       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
---------       ---------------------------------------------------------
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
                --------------------------------------------------------------

                Inapplicable.

ITEM (8).       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
---------       ----------------------------------------------------------

                Inapplicable.

ITEM (9).       NOTICE OF DISSOLUTION OF GROUP:
---------       -------------------------------

                Inapplicable.

ITEM (10).      CERTIFICATION:
----------      --------------

                Inapplicable.

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CUSIP NO.    00753P 10 3                13G       Page __5__ of  __5__ Pages
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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1996                    /s/ Marlene Kaplan Goldstein
-------------------------------     -----------------------------------------
        Date                            Signature


                                     Marlene Kaplan Goldstein, Secretary
                                    -----------------------------------------
                                        Name/Title